UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                             September 30, 2020


  Via Email

  Brett A. Pletcher, Esq.
  Executive Vice President, Corporate Affairs and General Counsel
  Gilead Sciences, Inc.
  333 Lakeside Drive
  Foster City, CA 94404

          Re:     Immunomedics, Inc.
                  Schedule TO-T filed on September 24, 2020
                  Filed by Maui Merger Sub, Inc. and Gilead Sciences, Inc. File No. 005-35857

  Dear Mr. Pletcher:

          The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Exhibit (a)(1)(A)     Offer to Purchase

  Terms of the Offer, page 11

      1. We note the following statement on page 13:    Without Immunomedics
consent, there
         will not be a subsequent offering period for the Offer.    Please
advise us how the
         conditional nature of this statement complies with Item 1004(a)(1)(iv) of Regulation M-
         A, or revise the statement accordingly.
 Brett A. Pletcher, Esq.
Gilead Sciences, Inc.
September 30, 2020
Page | 2

Conditions of the Offer, page 53

   2. We note your statement on page 55 that the Offer conditions    may be
asserted by Parent
      or Purchaser regardless of the circumstances giving rise to any such conditions (including
      any action or inaction by Parent or Purchaser).    Conditions that are
subjectively
      determinable or within the control of a bidder may result in the Offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement to remove the implication that the Offer conditions may be triggered by your action or inaction.

   3. We note the following statement on page 55:    The failure by Parent or
Purchaser at any
      time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating
      to government regulatory approvals).    This statement suggests that you
may become
      aware that an Offer condition has been triggered or otherwise has become incapable of being satisfied, yet the Offer may proceed without a disclosure being made. As stated
      elsewhere in the Offer to Purchase, however, the Offer materials must be amended to disclose material changes. To the extent you become aware of any condition being
         triggered    that would enable you to terminate the Offer or otherwise
cancel your
      obligation to accept tenders, and you elect to proceed with the Offer, we view that decision as being tantamount to a waiver of the condition and a material change to the
      Offer. Accordingly, please revise this disclosure to avoid any inconsistency with respect to your stated understanding of your planned treatment of material changes.

Exhibit (a)(1)(B)     Letter of Transmittal

   4. We note the following statement:    Purchaser   s interpretation of the
terms and conditions
      of the Offer (including the Letter of Transmittal and the instructions thereto) will be final
      and binding.    Please revise this statement to remove the implication
that stockholders
      may not challenge Purchaser   s interpretations in a court of competent
jurisdiction,
      consistent with the qualification contained in similar statements throughout the Letter of
      Transmittal and Offer to Purchase.

Exhibit (a)(1)(E)     Letter to Clients for Use by Brokers, Dealers, Commercial
Banks, Trust
Companies and Other Nominees

   5. Please revise the following statement in conformity with any revisions you make in
      response to comment #4 above:    The undersigned understands and
acknowledges that all
      questions as to validity, form and eligibility of the surrender of any certificate representing Shares submitted on my behalf will be determined by Purchaser and such determination shall be final and binding.

                                            *   *       *
 Brett A. Pletcher, Esq.
Gilead Sciences, Inc.
September 30, 2020
Page | 3


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to David Plattner, Special Counsel, at
(202) 551-8094, or me,
at (202) 551-8729.


                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions



cc:    Marc O. Williams, Esq.
       Cheryl Chan, Esq.
       Davis Polk & Wardwell LLP